November 10, 2021

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F. Street, N.E. Washington, D.C. 20549		By EDGAR
Attn:	Matthew Derby, Staff Attorney

	Re:	IKONICS Corp. Amendment No. 5 to Registration Statement on Form S-4 Filed November 3, 2021 File No. 333-258335

Dear Mr. Derby:

On behalf of IKONICS Corporation (the “Company”), I am pleased to submit this response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced Amendment No. 5 to Registration Statement on Form S-4 filed with the Commission by the Company on November 3, 2021 (the “Filing”). The responses herein should be read in conjunction with the accompanying Amendment No. 6 to Registration Statement on Form S-4 (the “Revised Filing” and, collectively with the Filing, the “Registration Statement”).

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, the Staff’s comment is provided as set forth in the letter dated November 9, 2021, followed by the registrant’s response.

Amendment No. 5 to Form S-4

Talen Joint Venture, page 125

1.	Please revise to disclose whether the officers or directors, or major shareholders of Ikonics or Terawulf have any direct or indirect interests in Talen Energy Corporation or Cumulus Coin LLC. To the extent there are any interested parties, revise to clarify the nature of the material interest, and provide risk factor disclosure regarding the potential conflict that may arise from interested parties being involved in the joint venture.

Response: The Registrant, after consultation with TeraWulf, respectfully advises the Staff that it is not aware of any direct or indirect interest in Talen Energy Corporation or Cumulus Coin LLC involving any officer, director, or holder of greater than 5% of the outstanding equity interests of IKONICS Corporation or TeraWulf, Inc. A statement to that effect appears on page 98 of the Revised Filing.

Please contact us if we can further assist your review of the filings.

Very truly yours,

IKONICS CORPORATION

	By:	/s/ Glenn Sandgren
Glenn Sandgren
Chief Executive Officer
cc:	Jon Gerlach, Chief Financial Officer W. Morgan Burns, Faegre Drinker Biddle & Reath LLP Joshua L. Colburn, Faegre Drinker Biddle & Reath LLP W. Jason Deppen, Faegre Drinker Biddle & Reath LLP